January 15, 2008	TSX: QC AMEX/AIM: QCC

QUEST PROVIDES UPDATE ON

MORTGAGE INVESTMENT CORPORATION STATUS &

NEW $88 MILLION BANK DEBT FACILITY

Vancouver, British Columbia– Quest Capital Corp. (“Quest” or the “Company”) is pleased to provide an update of its strategic planning process which was previously announced on  December 13, 2007.

MIC Operating Status

After considerable effort by management and staff towards the end of the year, the Company is pleased to announce that effective January 1, 2008, Quest was successful in commencing operations as a Mortgage Investment Corporation (“MIC”).

A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada).  MIC’s do not pay corporate-level taxes when their taxable income is paid out to shareholders as dividends every year.  Canadian resident individual shareholders who hold their shares outside of registered plans (such as RRSPs, RRIFs or RESPs) will have dividend payments taxed as interest income.

In order to maintain MIC eligibility, the Company must meet the following criteria at all times:

•	at least 50% of its assets must consist of residentially oriented mortgages and/or cash;

•	it must not hold any foreign assets, including investments secured by real property located outside of Canada;

•	it must not engage in operational activities outside of the business of lending and investing of its funds; and

•	the Company’s shares must be widely held, whereby no person may own more than 25% of the issued and outstanding shares.

Mr. Stephen Coffey, the Company’s President stated:

I would like to thank all of those persons who worked tirelessly to achieve this milestone in the Company’s continuing progress.  Their efforts have succeeded in reducing the Company’s cost of capital, continuing to provide the Company with a marked competitive advantage and should materially benefit our shareholders.

New $88 Million Bank Debt Facility

In addition, Quest is also pleased to announce that it has completed the refinancing of its credit facility with a major Canadian Chartered Bank.  The new debt facility is syndicated among three major Canadian Chartered Banks, including the Bank which provided the prior credit facility, and increases the Company’s access to debt capital from $25 million to $88 million.  The Company’s Chief Operating Officer, Ken Gordon commented:

The approval by the banks of a financing package of this magnitude, given the current tightness in the credit markets, is an attestation to the soundness of the Company’s business model.  This additional leverage forms a major part of the Company’s strategic plan and will facilitate continued growth in the upcoming year.

About Quest

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of  (i) equity, (ii) loans generated and (iii) profitability.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com
Stephen Coffey, President (P): (416) 367-8383 (F): (416) 367-4624

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.